UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39059

Avita Medical Limited*

(Exact name of registrant as specified in its charter)

Level 7, 330 Collins Street

Melbourne VIC 3000 Australia

Tel: +61 (0) 3 8689 9997

Fax: +61 (0) 8 9474 7742

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value

American Depositary Shares (ADS), each representing 20 Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

*

This Form 15 relates solely to the reporting obligations of Avita Medical Limited (a wholly owned subsidiary of Avita Therapeutics, Inc.) under the Securities Exchange Act of 1934 (the “Exchange Act”) and does not affect the reporting obligations of Avita Therapeutics, Inc. as its successor issuer under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Avita Therapeutics, Inc., as successor to Avita Medical Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 20, 2020	By:	/s/ David McIntyre
Name: David McIntyre
Title: Chief Financial Officer